United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

September 30, 2022

VIA EDGAR and E-MAIL

Re:	Selina Hospitality PLC (the “Company”)
Registration Statement on Form F-4 (File No. 333-266715)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Selina Hospitality PLC (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form F-4 (File No. 333-266715), as amended (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 30, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Benjamin Stein at (781) 724-4258.

Very truly yours,

Selina Hospitality PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	Chief Executive Officer

cc:	(via email)

Tomasz Wozniak, Morgan, Lewis & Bockius LLP

Benjamin J. Stein, Morgan, Lewis & Bockius LLP

Jon Grech, Selina Hospitality PLC

Zachary Davis, King & Spalding LLP